January 2, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin

Re:	Santander Holdings USA, Inc.
Registration Statement on Form S-4
File No. 333-235737
Request for Acceleration

Dear Mr. Lin:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Santander Holdings USA, Inc. hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission on December 27, 2019 (File No. 333-235737) be made effective at 4:30 p.m. New York City time on January 6, 2020, or as soon as possible thereafter.

Please contact Kathryn Gettles-Atwa of Wachtell, Lipton, Rosen & Katz at (212) 403-1142 or by email at KGettles-Atwa@wlrk.com with any questions you may have concerning this request. In addition, please notify Ms. Gettles-Atwa when this request for acceleration has been granted.

[SIGNATURE PAGE FOLLOWS]

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
Name:	Gerard A. Chamberlain
Title:	Senior Deputy General Counsel and Executive Vice President

cc:	Mark F. Veblen, Wachtell, Lipton, Rosen & Katz
Kathryn Gettles-Atwa, Wachtell, Lipton, Rosen & Katz